January 23, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Erin Wilson and David Link

Re:  DTLR Holding, Inc.

Registration Statement on Form S-1 (Registration No. 333-192037)

Request to Withdraw Registration Statement

Ladies and Gentlemen:

DTLR Holding, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests to withdraw from registration its Registration Statement on Form S-1 (Registration No. 333-192037), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 1, 2013 and amended on November 18, 2013 and December 2, 2013, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective by the Commission, and no securities of the Company were sold pursuant to the Registration Statement.  The Company therefore requests that the Commission consent to this application on grounds that the withdrawal of the Registration Statement is consistent with public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Please provide a copy of the order granting withdrawal of the Registration Statement to Derick S. Kauffman of Dechert LLP, the Company’s counsel, by fax at (215) 655-2562 or email at derick.kauffman@dechert.com.

If you have any questions regarding this request for withdrawal, please contact Mr. Kauffman at (215) 994-2562.

Very truly yours,

DTLR HOLDING, INC.

By:	/s/ Glenn Gaynor
Name:	Glenn Gaynor
Title:	President

cc:           Derek M. Winokur, Dechert LLP

Derick S. Kauffman, Dechert LLP